Exhibit 99.2
CONSENT OF CHRISTOPHER W. CAPPS
     Lime Energy, Co. (“Lime”) and certain stockholders, including Christopher W. Capps, of Advanced Biotherapy, Inc. (“ADVB”) entered into a Stock Purchase Agreement on November 18, 2008, which provides in Section 6.14 that Lime shall use its best efforts to cause Christopher W. Capps to be appointed a director of Lime within ten days following the closing of the sale of ADVB shares pursuant to the Stock Purchase Agreement. The undersigned consents to being named in this Registration Statement on Form S-4 as a person about to become a director of Lime in accordance with the Stock Purchase Agreement.

/s/ Christopher W. Capps
Chicago, Illinois	Christopher W. Capps
January 23, 2009